Exhibit 99.1
Amsterdam Schiphol Airport, The Netherlands

December 24th, 2013

Dear Shareholder,

We cordially invite you to the extraordinary general meeting of AerCap Holdings N.V. (the “Company)” to be held on Thursday February 13th 2014 at 9.30 hours a.m. (Amsterdam time) at the offices of the Company at AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands (the “Extraordinary General Meeting”).

On December 16th, 2013 the Company announced that it had reached agreement with American International Group, Inc and AIG Capital Corporation on the proposed acquisition of International Lease Finance Corporation (the “Proposed Transaction”). The Proposed Transaction is subject to approval of the Extraordinary General Meeting.

It is our pleasure to provide you with information on the Proposed Transaction.

The combined company will result in the leading global franchise in the aircraft leasing industry. With a fleet of over 1,300 diverse aircraft and a highly attractive order book of 385 aircraft, the combined company has aircraft assets of approximately USD 35 billion, approximately 200 airline customers globally and projected annual revenue of approximately USD 5 billion. The combined company will lead the industry with respect to size and various financial metrics.

The combined company will also have the most attractive order book in the industry in terms of aircraft type, pricing and delivery dates. The Proposed Transaction is expected to bring significant benefits to the Company, the shareholders and other stakeholders.

The attached shareholders’ circular provides further details of the Proposed Transaction in connection with items 2. and 3. on the agenda for the Extraordinary General Meeting. The affirmative vote of a simple majority of votes cast at the Extraordinary General Meeting is required to adopt the resolutions to (i) approve the Proposed Transaction and in connection therewith, (ii) appoint two non-executive directors nominated by AIG Capital Corporation to the board of directors of the Company (the “Board”) upon completion of the Proposed Transaction.

Waha AC Cooperatief U.A., a member of the Waha Capital group of Abu Dhabi, currently the holder of 26 % of the voting rights in the Company, has committed to vote in favour of the Proposed Transaction and the conditional appointment of the two non-executive directors nominated by AIG Capital Corporation.

The Company expects to complete the Proposed Transaction before the end of Q2 2014, if the Extraordinary General Meeting approves it.

After due consideration of the strategic, economic, financial and social aspects of the Proposed Transaction, the Board has determined that the Proposed Transaction is in the best interest of the Company, its shareholders and other stakeholders. Accordingly, the Board unanimously recommends that you vote in favour of the proposals with respect to items 2. and 3. on the agenda of the Extraordinary General Meeting.

We encourage you to read the circular carefully and hope that you will follow the recommen- dation of the Board and vote in favour of our proposals.

Yours faithfully,

Pieter Korteweg	Aengus Kelly
Chairman	Chief Executive Officer
AerCap Holdings N.V.	AerCap Holdings N.V.